GRASIM
ADITYA BIRLA GROUP

06017833

82-03322

RECEIVED
2006 OCT 30 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 22, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Sub: Copy of Proceedings of Annual General Meeting held on 25th August, 2006

Pursuant to Clause 31 of the Listing Application, we are sending herewith a copy of the proceedings of the 59th Annual General Meeting of the Company held on Friday, the 25th August, 2006.

Thanking you,

Yours faithfully,

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Ashok Malu
Company Secretary

encl: as above

10/30

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

PROCEEDINGS of the Fifty Ninth Annual General Meeting of the Shareholders of GRASIM INDUSTRIES LIMITED held on Friday, the 25th August 2006 at 11.30 A.M. at the Registered Office of the Company at Grasim Staff Club, Birlagram, Nagda 456 331 (M.P.)

PRESENT : 168 Shareholders holding 10919789 Equity Shares were present in person including the Authorised Representatives of the Unit Trust of India, Life Insurance Corporation of India, The Oriental Insurance Company Ltd, United India Insurance Company Ltd and The New India Assurance Company Ltd. at the meeting.

76 Shareholders holding 30999759 Equity Shares were present at the meeting through Proxy.

Shri S.B. Mathur, Director of the Company proposed that Shri B.V. Bhargava, Director and Chairman of the Audit Committee of the Board of Directors of the Company, be requested to take the Chair for the Meeting. The above proposal was unanimously seconded by Shri R.C. Bhargava, Shri S G Subrahmanyan, Shri Shailendra K Jain and Shri D D Rathi, other Directors present at the meeting.

Thereupon, Shri B.V. Bhargava took the Chair. He extended a warm welcome to the Shareholders present. He then introduced the Directors and the Executives of the Company sitting on the dias.

The Chairman of the Meeting then informed the Shareholders that the requisite quorum was present and that the Meeting was validly constituted.

The Chairman announced that valid Proxies, numbering 76 covering 30999759 Equity Shares have been received by the Company. The Chairman then stated that the Register of Proxies was laid on the table and available for inspection of the Shareholders till the conclusion of the meeting.

The Chairman then announced that the Register of Directors' Shareholding as placed on the table in terms of Section 307 of the Companies Act, 1956 was open and accessible to the Shareholders for inspection during the continuance of the meeting.

With the consent of the Shareholders present, the Notice dated 17th July, 2006 of the 59th Annual General Meeting, as circulated to the Shareholders of the Company, was taken as read.

Thereafter, at the direction of the Chairman and as required under Section 230 of the Companies Act, 1956, Shri Ashok Malu, Company Secretary read out the Auditors' Report for the year ended 31st March, 2006 to the Shareholders of the Company.

CHAIRMAN'S INITIAL

The Chairman then in his speech apprised the Shareholders of the performance of the Company during the year 2005-06. He also briefed the Shareholders on the performance of the Company for the quarter ended 30th June, 2006.

Formal Agenda of the Meeting was then taken up for approval of the Shareholders.

1. **As an Ordinary Resolution**:

The Chairman proposed the following resolution :

"***RESOLVED*** that the audited Balance Sheet as at 31st March, 2006 and the Profit & Loss Account for the year ended 31st March, 2006 and the Reports of the Directors and the Auditors of the Company as circulated to the shareholders and now laid before the meeting be and the same are hereby approved and adopted."

Seconded by : Shri Aditya Sharda, a shareholder of the Company

Before putting the aforesaid resolution to vote, the Chairman invited questions from the Shareholders present in the Meeting. As there were no questions from the Shareholders present, the Chairman then put the aforesaid resolution to vote and the same was carried unanimously on a show of hands.

2. **As an Ordinary Resolution** :

Shri Anil Ladha, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that the payment of dividend on 91673654 Fully Paid-up Equity Shares of Rs. 10/- each @ Rs. 20/- (Rupees Twenty only) per Share as recommended by the Board of Directors of the Company in their meeting held on 27th April, 2006, be and the same is hereby approved."

"***RESOLVED*** **FURTHER** that the dividend so declared be paid to those shareholders, whose names appeared on the Company's Register of Members :

a) as Beneficial Owners as at the end of business on 10th August, 2006 as per the lists furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form; and

b) as Members in the Register of Members of the Company after giving effect to valid share transfers in physical form lodged with the Company on or before 10th August, 2006.

The above Resolution was seconded by Shri Aditya Sharda, a shareholder of the Company.

Thereupon, the Chairman put the resolution for payment of dividend @ Rs. 20/- per share proposed by Shri Anil Ladha and seconded by Shri Aditya Sharda to Vote and the same was carried unanimously on a show of hands.

CHAIRMAN'S INITIAL

3. **As an Ordinary Resolution**:

Shri M.P. Agarwal, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"***RESOLVED*** that Shri Kumar Mangalam Birla, a Director of the Company, who retires by rotation and being eligible offers himself for re-appointment, be and is hereby re-appointed as a Director of the Company."

The above Resolution was seconded by Smt. Asha Malu, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

4. **As an Ordinary Resolution:**

Shri Achin Singh, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution :

"***RESOLVED*** that Shri M.L. Apte, a Director of the Company, who retires by rotation and being eligible offers himself for re-appointment, be and is hereby re-appointed as a Director of the Company."

The above Resolution was seconded by Shri Jambu Surana, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

5. **As an Ordinary Resolution**:

Shri E. B. Desai, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution :

"***RESOLVED*** that Shri R.C. Bhargava, a Director of the Company, who retires by rotation and being eligible offers himself for re-appointment, be and is hereby re-appointed as a Director of the Company."

The above Resolution was seconded by Shri Sunil Mishra, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

6A. **As an Ordinary Resolution**:

Shri Subhas Kalale, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution :

CHAIRMAN'S INITIAL

"***RESOLVED*** that M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as the Statutory Auditors of the Company under Section 224 and other applicable provisions, if any, of the Companies Act, 1956 to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 26,00,000/- (Rupees Twenty six lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

The above Resolution was seconded by Shri S.K. Joshi, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

6B. **As an Ordinary Resolution:**

Shri Santosh Sharma, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution :

"***RESOLVED*** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. A.F. Ferguson & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's manufacturing plants of Grey Cement and White Cement, Marketing Zones, Terminals and Ready Mix Concrete Units, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 30,00,000/- (Rupees Thirty Lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

The above Resolution was seconded by Shri Dalpat Hiran, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

6C. **As an Ordinary Resolution:**

Shri Vijay Dhariwal, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution :

"***RESOLVED*** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Vidyarthi & Sons, Chartered Accountants, Lashkar, Gwalior be and are hereby re-appointed as Branch Auditors of the Company to audit the Accounts in respect of the Company's Vikram Woollens Division, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a

CHAIRMAN'S INITIAL

remuneration of Rs. 65,000/- (Rupees Sixty five thousand only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

The above Resolution was seconded by Shri Harish Yogi, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands

7. **As a Special Resolution:**

Shri N.K. Garg, a shareholder of the Company, proposed the following Resolution as a Special Resolution :

"**RESOLVED** that *in partial modification of the* Resolutions passed by the members of the Company at the Annual General Meetings held on 17th July, 2004 and 9th July, 2005 and pursuant to Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 (the said Act), including any statutory modification or re-enactment thereof for the time being in force, consent of the Company be and is hereby accorded :

i) to the revision in the amount of the monthly Basic Salary payable to Shri Shailendra K. Jain, Whole Time Director of the Company upto an overall limit of Rs. 7,50,000/- (Rupees Seven lacs fifty thousand only) per month ;

ii) to the revision in the amount of Special Allowance payable to Shri Shailendra K. Jain, Whole Time Director of the Company upto an overall limit of Rs. 7,00,000/- (Rupees Seven lacs only) per month; and

iii) to the revision in the amount of Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and/or any other compensation as may be decided by the Board from time to time upto the end of his *tenure, the same to be made on a pro* rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 70,00,000/- (Rupees Seventy lacs only) in a year on this account

as may be decided by the Board of Directors of the Company from time to time *for the remainder of his tenure of his current term* i.e. upto 30th November, 2006 subject, however, to the limits prescribed in Part II of Schedule XIII to the said Act and subject to the consequential variation or increase in the remuneration due to the revision in the terms of his remuneration as aforesaid, the other terms and conditions of his appointment remaining the same as approved at the Annual General Meetings of the Company held on 17th July, 2004 and 9th July, 2005."

The above Resolution was seconded by Shri Dinesh Kalantri, a shareholder of the Company.

GRASIM INDUSTRIES LIMITED

CHAIRMAN'S INITIAL

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands

8. **As a Special Resolution**:

Shri Anil Ladha, a shareholder of the Company, proposed the following Resolution as a Special Resolution :

"**RESOLVED** that in partial modification of the Resolution passed by the members of the Company at the Annual General Meeting held on 9th July, 2005 and pursuant to Sections 198, 269, 309, 310 and 314 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 (the said Act), including any statutory modification or re-enactment thereof for the time being in force, consent of the Company be and is hereby accorded :

i) to the revision in the amount of the monthly Basic Salary payable to Shri D.D. Rathi, Whole Time Director of the Company upto an overall limit of Rs. 5,50,000/- (Rupees Five lacs fifty thousand only) per month ;

ii) to the revision in the amount of Special Allowance payable to Shri D.D. Rathi, Whole Time Director of the Company upto an overall limit of Rs. 5,00,000/- (Rupees Five lacs only) per month;

iii) to the revision in the amount of Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and/or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 70,00,000/- (Rupees Seventy lacs only) in a year on this account

as may be decided by the Board of Directors of the Company from time to time for the remainder of his tenure of his current term i.e. upto 31st July, 2007 subject, however, to the limits prescribed in Part II of Schedule XIII to the said Act and subject to the consequential variation or increase in the allowances and other remuneration due to the revision in his basic salary and special allowance as aforesaid, the other terms and conditions of his appointment remaining the same as approved at the aforesaid Annual General Meeting of the Company held on 9th July, 2005; and

iv) Although considering the provisions of Section 314(1) of the said Act, Shri Rathi would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries, approval be and is hereby also granted by way of abundant caution to Shri Rathi to accept sitting fees for attending the meetings of the Board of Directors of the subsidiary companies of the Company or any Committees thereof, wherever he is member on the Board of such subsidiary company or any Committees thereof."

CHAIRMAN'S INITIAL

The above Resolution was seconded by Shri S.S. Maru, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried by majority on a show of hands.

9. **As a Special Resolution**:

Shri Mahendra Khandelwal, a shareholder of the Company, proposed the following Resolution as a Special Resolution :

"**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311, 314, Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby granted for the re-appointment of Shri Shailendra K. Jain as the Whole-time Director of the Company for a further period of 3 years with effect from 1st December, 2006 upto 30th November, 2009 with liberty to either party to terminate the appointment on three months notice in writing to the other and on the terms as to remuneration and perquisites as set out below :

1. **Period** :

Three years w.e.f. 1st December, 2006 with liberty to either party to terminate the appointment by three months notice in writing to the other.

2. **Remuneration** :

a) Basic Salary – Rs. 7,23,287/- (Rupees Seven lacs twenty three thousand two hundred eighty seven only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs. 9,00,000/- (Rupees Nine lacs only) per month as Basic Salary.

b) Special Allowance – Rs. 6,72,316/- (Rupees Six lacs seventy two thousand three hundred sixteen only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs. 9,00,000/- (Rs. Nine lacs only) per month.

c) Compensatory Allowance – Rs. 6,880/- (Rupees Six thousand eight hundred eighty only) per month.

d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and/or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs. 75,00,000/- (Rupees Seventy five lacs only) in a year on this account.

GRASIM INDUSTRIES LIMITED

CHAIRMAN'S INITIAL

3. **Perquisites as under** :

a) The Company shall provide accommodation at market rent and the perquisites in respect of gas, electricity, water and furnishings and the expenditure incurred thereon by the Company shall be valued as per the applicable Income Tax Rules.

b) Reimbursement of Leave Travel Expenses for self and family (which shall include spouse, dependent children and parents) in accordance with the Rules of the Company.

c) Reimbursement of medical expenses (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

d) Club fees, subject to a maximum of two clubs.

e) Leave and encashment of leave as per the Rules of the Company.

f) Personal Accident Insurance cover and Group Medical cover as per the Rules of the Company.

g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

h) Gratuity and/or contribution to Gratuity Fund of the Company as per the Rules of the Company as applicable to other Senior Executives of the Company.

i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes and telephones at residence.

j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowances, benefits and perquisites as the Board may from time to time decide.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies

CHAIRMAN'S INITIAL

Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being in force, or otherwise as may be permissible at law.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to Shri Shailendra K. Jain subject to the applicable provisions of Schedule XIII to the said Act.

5. So long as Shri Shailendra K. Jain functions as the Whole-time Director of the Company, he shall not be paid any fees for attending the meeting of the Board of Directors of the Company or any Committees thereof.

   However, considering the provisions of Section 314 (1) of the Companies Act, 1956, although Shri Jain would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries, approval be and is hereby also granted by way of abundant caution for him to accept the sitting fees for attending the meetings of the Board of Directors of the subsidiary companies of the Company or any Committees thereof, wherever he is member on the Board of such subsidiary company or any Committees thereof."

The above Resolution was seconded by Shri M.P. Agarwal, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

10. <u>As a Special Resolution</u>:

Shri Deepak Goyal, a shareholder of the Company, proposed the following Resolution as a Special Resolution :

"**RESOLVED THAT** pursuant to the provisions of Section 314 or any other applicable provisions of the Companies Act, 1956 or any other applicable provisions of law for the time being in force, consent of the Company be and is hereby accorded to the Whole Time Director(s) of the Company receiving sitting fees for attending meetings of the Board of Directors/Committees of Directors of the Company's subsidiaries."

The above Resolution was seconded by Shri Pradip Bothra, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

GRASIM INDUSTRIES LIMITED

CHAIRMAN'S INITIAL

11. **As a Special Resolution**:

Shri Shiv Kumar, a shareholder of the Company, proposed the following Resolution as a Special Resolution :

"**RESOLVED THAT** pursuant to Sections 198, 309(4) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendments thereto or re-enactment thereof for the time being in force), consent of the Company be and is hereby accorded to the payment of, in addition to the sitting fees for attending the meetings of the Board or Committee(s) thereof and reimbursement of expenses, in accordance with the relevant provisions of the Articles of Association of the Company, commission to the Directors (other than the Whole Time Directors), for a period of five years commencing from 1st April, 2006 at a rate not exceeding 1% (one percent) per annum of the net profits of the Company calculated in accordance with the relevant provisions of the said Act, in each year, but subject to such ceiling, if any, per annum as the Board may from time to time fix in this behalf, such commission being divisible amongst the Directors in such proportion and in such manner as may be decided by the Board."

The above Resolution was seconded by Shri Anil Ladha, a shareholder of the Company.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

The Chairman then declared the meeting as over.

The Meeting, thereafter, concluded with a Vote of Thanks to the Chair proposed by Shri Shiv Kumar, a shareholder of the Company.

Bn. Slayano

CHAIRMAN OF THE MEETING

21-9-06.

Date

CHAIRMAN'S INITIAL